ING Life Insurance and Annuity Company
Variable Annuity Account C

Opportunity Plus Multiple Option Group Variable Annuity Contracts

Supplement dated September 2, 2005 to the current
Contract Prospectus and Contract Prospectus Summary, each dated April 29, 2005

The information in this Supplement updates and amends certain information contained in the Contract Prospectus and Contract Prospectus Summary. You should read this Supplement along with the current Contract Prospectus and Contract Prospectus Summary.

1. Effective immediately, the Evergreen Special Values Fund is closed to new plans.

2. Effective November 1, 2005, the service center address listed in your Contract Prospectus and Contract Prospectus Summary is deleted and replaced with the following:

For all <u>regular mail</u>, please use:
> Opportunity Plus Service Center
> ING National Trust
> P.O. Box 9810
> Providence, RI 02940-8010

For <u>Overnight Delivery</u>, please use:
> Opportunity Plus Service Center
> ING National Trust
> 101 Sabin Street
> Pawtucket, RI 02860

3. The information for AIM V.I. Premier Equity Fund, ING Salomon Brothers Large Cap Growth Portfolio, and ING Van Kampen Comstock Portfolio appearing in the Fund Expense Table beginning on page 7 of the Contract Prospectus is deleted and replaced with the following to reflect changes in fund fees and expenses.

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
AIM V.I. Premier Equity Fund (Series I) [3]	0.61%	--	0.30%	0.91%	0.02%	0.89%
ING Salomon Brothers Large Cap Growth Portfolio (Initial Class) [12]	0.64%	--	0.20%	0.84%	--	0.84%
ING Van Kampen Comstock Portfolio (Service Class) [13]	0.60%	--	0.60%	1.20%	0.09%	1.11%

4. The Footnotes to "Fund Expense Table" beginning on page 9 of the Contract Prospectus are amended by adding the following to footnotes (3) and (13); and replacing footnote (12) with the following footnote (12):

(3) In addition, effective July 1, 2005 through June 30, 2006, the fund's advisor has contractually agreed to waive 0.02% of its Management Fees for AIM V.I. Premier Equity Fund (Series I).

(12) Effective December 1, 2004, Management (Advisory) Fees were restated to reflect a decrease as follows: from 0.80% to 0.64% for ING American Century Select Portfolio; from 0.70% to 0.64% for ING Salomon Brothers Large Cap Growth Portfolio; from 0.85% to 0.64% for ING T. Rowe Price Diversified Mid Cap Growth Portfolio; and from 0.85% to 0.55% for ING Van Kampen Equity and Income Portfolio. Effective December 1, 2004, the administrative fees (included in Other Expenses) were restated to reflect a decrease as follows: from 0.20% to 0.02% for ING American Century Select Portfolio, ING T. Rowe Price Diversified Mid Cap Growth Portfolio and ING Van Kampen Equity and Income Portfolio; and from 0.60% to 0.06% for ING Oppenheimer Global Portfolio.

(13) In addition, effective June 1, 2005, ING Life Insurance and Annuity Company, the Portfolio's investment adviser, has contractually agreed to waive a portion of the management fee for ING Van Kampen Comstock Portfolio. Based upon net assets as of December 31, 2004, the management fee waiver for the Portfolio would equal 0.02%. This expense waiver will continue through at least May 1, 2006. There is no guarantee that this waiver will continue after this date.

5. The information for ING VP Balanced Portfolio, Inc. appearing in the Contract Prospectus under Appendix IV – Fund Descriptions is deleted and replaced with the following to reflect a change in the fund's investment strategy effective June 17, 2005.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING VP Balanced Portfolio, Inc. **(Class I shares)**	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects. Normally invests up to 75% of total assets in equity securities and at least 25% of total assets in debt (including money market instruments). The Portfolio may invest a portion of its total assets in high-yield instruments. May also invest in convertible securities, foreign debt securities and derivatives.

6. The information for ING Salomon Brothers Large Cap Growth Portfolio appearing in the Fund Expense Table on page 10 of the Contract Prospectus Summary is deleted and replaced with the following to reflect changes in fund fees and expenses.

Fund Name	Column 1 Mortality and Expense Risk Charge	Column 2 Maximum Administrative Expense Charge (Not Currently Charged)	Column 3 Maximum Total Subaccount Annual Charges	Column 4 Total Annual Fund Operating Expenses	Column 5 Total Annual Expenses (Subaccount Plus fund Expenses)
ING Salomon Brothers Large Cap Growth Portfolio (Initial Class)	1.00%	0.25%	1.25%	0.84%	2.09%

7. The following information for AIM V.I. Premier Equity Fund is added to footnote 1 on page 11 of the Contract Prospectus Summary and the information for ING Van Kampen Comstock Portfolio is deleted and replaced with the following to reflect changes in fund waivers.

AIM V.I. Premier Equity Fund – 0.89%
ING Van Kampen Comstock Portfolio – 1.11%